August 26, 2025

Yuichi Iwaki
President and Chief Executive Officer
MediciNova, Inc.
4275 Executive Square, Suite 300
La Jolla, CA 92037

       Re: MediciNova, Inc.
           Registration Statement on Form S-1
           Filed August 22, 2025
           File No. 333-289801
Dear Yuichi Iwaki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   John E. Maciejewski, Esq.